INDEPENDENT ACCOUNTANTS' REPORT
                        --------------------------------



To the Board of Directors of
UMB Scout Stock Fund, Inc.,
UMB Scout Stock Select Fund
    and
the Securities and Exchange Commission:

RE:  UMB Scout Stock Fund, Inc.
     UMB Scout Stock Select Fund
     Form N-17f-2
     File Number 811-3557


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2002. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

    Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2002, with respect to securities of UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND, without prior notice to management:

o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company and Brown Brothers Harriman & Co. in book entry form;

o Reconciliation of all such securities to the books and records of the Company and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

    We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

    In our opinion, management's assertion that UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

    This report is intended solely for the information and use of management of UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                /s/ BKD, LLP


Kansas City, Missouri
December 3, 2002

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies
>
                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                         Date examination completed:

    811-3557                                                   Sept. 30, 2002
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2. State Identification Number:
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AL  *            AK  02 02194   AZ  8468         AR             CA  504-5890  CO
                                                 85-M1011-01                  IC-91-02-936
----------------------------------------------------------------------------------------------

CT  214196       DE  8682       DC  60012565     FL  *          GA  SC-1501   HI  *
----------------------------------------------------------------------------------------------

ID  48845        IL  0149901    IN  85-0334 IC   IA  I-19089    KS            KY   M34790
                                                                83S0000724
----------------------------------------------------------------------------------------------

LA  78046        ME  MF-R       MD  SM19 980017  MA  02027310   MI  935640    MN  R-28087.1
                 2-7989
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MS  MF-98-01-005 MO  Q-MT-1290  MT  9204         NE  11064      NV  *         NH  *
----------------------------------------------------------------------------------------------

NJ  MF-0645      NM  338750     NY  S 27 53 17   NC  *          ND  U561      OH  32205
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OK  SE-2049033   OR  2001-1466  PA  87-08-112MF  RI  *          SC  MF11218   SD 10196
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TN  RM02-2093    TX  C          UT  006-6364-13  VT  1/16/98-22 VA  2614      WA  60019807
                 39438-005-10
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WV  MF-24121     WI  341393-03  WY  20518        PUERTO RICO
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Other (specify):
 * Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
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3. Exact name of investment company as specified in registration statement: UMB Scout Stock Fund, Inc.
------------------------------------------------------------------------------
4. Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI  53233
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INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                         Date examination completed:

    811-3557                                                   September 30, 2002
----------------------------------------------------------------------------------------------

2. State Identification Number:
----------------------------------------------------------------------------------------------

AL  *            AK  02 03564    AZ  23260       AR             CA  504-5890   CO
                                                 85-M1011-02                   IC-91-02-936
----------------------------------------------------------------------------------------------

CT  1001460      DE  9071        DC  60012566    FL  *          GA  SC-1501    HI  *
----------------------------------------------------------------------------------------------

ID  50643        IL  0149901     IN  85-0334 IC  IA  I-44126    KS             KY  M34790
                                                                1999S0001138
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LA  78046        ME  MF-R 2-12712MD  SM19 990910 MA  02027311   MI  923555     MN  R-28087.1
----------------------------------------------------------------------------------------------

MS  MF-99-04-110 MO  0002-08313  MT  41175       NE  37937      NV  *          NH  *
----------------------------------------------------------------------------------------------

NJ  MF-0645      NM  344198      NY  S 28 75 36  NC  *          ND  Y342       OH  32205
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OK  SE-2043036   OR  2001-1466   PA  87-08-112MF RI  *          SC  MF12210    SD 18921
----------------------------------------------------------------------------------------------

TN  RM02-2093    TX              UT  006-6364-13 VT  4/23/99-11 VA  2614       WA  60023422
                 C59101-000-03
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WV  MF-34889     WI  367262-03   WY  20518       PUERTO RICO  S-19806-1
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Other (specify):
 * Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
--------------------------------------------------------------------------------

3. Exact name of investment company as specified in registration statement: UMB Scout Stock Select Fund
--------------------------------------------------------------------------------

4.  Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
--------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
              ----------------------------------------------------
           CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
          ------------------------------------------------------------


    We, as members of management of UMB Scout Stock Fund, Inc. and UMB Scout Stock Select Fund (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2002 and from June 30, 2002 through September 30, 2002.

    Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 and from June 30, 2002 through September 30, 2002, with respect to securities reflected in the investment account of the Company.



UMB SCOUT STOCK FUND, INC.
UMB SCOUT STOCK SELECT FUND


By /s/Larry Schmidt
   --------------------------------------------
      Larry Schmidt, Senior Vice President